December 13, 2022
VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Amy Geddes and Ms. Theresa Brillant
Re:    VSE Corporation
Form 10-K for Fiscal Ended December 31, 2021
Filed March 11, 2022
Form 8-K as of July 27, 2022
Filed July 28, 2022
File No. 000-03676
Dear Ms. Geddes and Brillant:
VSE Corporation, a Delaware corporation (“we,” “our,” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 30, 2022 (the “Comment Letter”) with respect to our Form 8-K filed on July 28, 2022. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.
Form 8-K as of July 27, 2022
Non-GAAP Financial Information
1.Refer to our previous comment 2. We note that executive transition costs and forward contract loss provisions appear to be material adjustments to your non-GAAP measures that are not allowable under Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP measures. Specifically, human resource costs are part of normal ongoing operations, as is the process of evaluating contracts for forward losses, regardless of frequency of charges. Please revise your presentation of non-GAAP measures to exclude these adjustments. Please consider whether it is necessary to specifically highlight these items in your discussion of operating results in Management's Discussion and Analysis.
Response:
The Company respectfully acknowledges the Staff's comment. In future periods, we will revise our presentation of non-GAAP measures to exclude adjustments for executive transition costs.
Separately, we would like to note some additional context with the Staff for its consideration regarding the forward contract loss provision adjustment.
We considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP measures, which states that certain adjustments, while not explicitly prohibited, could cause the presentation of non-GAAP financial information to be misleading. However, based on the following, we contend that the forward contract loss provision that we exclude from our non-GAAP measures does not cause the measures to be misleading. The forward contract loss recorded during the first quarter of 2022 represents a specific fixed price contract with a foreign commercial customer that is not part of the core operations of our Federal & Defense segment. The unique contract that resulted in a forward loss was part of a new business strategy for our Federal & Defense segment to expand our maintenance, repair, and overhaul (MRO) capability to the commercial marketplace with non-federal government customers. This specific contract is the first and only contract as part of the new strategy. During the first quarter of 2022, we recognized a forward loss on this particular contract and we have decided that we will no longer pursue the strategy of offering MRO services to commercial customers in our Federal & Defense segment. This contract is not indicative of future ongoing business operations and strategy. We believe that excluding the impact of the forward contract loss specific to this single contract on the Company's results provides information meaningful to investors and analysts, is not misleading, and provides investors better visibility to evaluate period-over-period comparisons and in evaluating the Company's business going forward.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff’s comments. If you have any questions regarding these matters, please do not hesitate to contact the undersigned at sdgriffin@vsecorp.com.

Sincerely yours,

/s/ Stephen D. Griffin
Stephen D. Griffin
Chief Financial Officer